SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ChinaEdu Corporation
(Name of Issuer)

Ordinary shares, par value US$0.01
(Title of Class of Securities)

16945L107(**)
(CUSIP Number)

David Stafford McGraw-Hill Global Education Intermediate Holdings, LLC 2 Pennsylvania Plaza #6, New York, NY 10121 (212) 904-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**) This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares.  No CUSIP has been assigned to the ordinary shares.

13D
CUSIP No. 16945L107	Page 2 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON McGraw-Hill Global Education Intermediate Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

1
The Reporting Person beneficially owns 1,590,078 of the Issuer’s American Depositary Shares (“ADS”), representing 4,770,234 underlying Ordinary Shares, and 2 Ordinary Shares.  As further described in Items 2 and 4, the Reporting Person may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the Founder Parties, the Existing Shareholders and the Additional Consortium Members.

2
The calculation is based on 25,440,012 Ordinary Shares as of December 6, 2013, 233,172 Ordinary Shares due to employee option exercise after September 17 through to the date hereof,  and 4,375,160 Ordinary Shares subject to options and restricted units held by MGHE Intermediate, the Founder Parties, Existing Shareholders and the Additional Consortium Member that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records

13D

CUSIP No. 16945L107	Page 3 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON MHE US Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 4 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON MHE Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 5 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Georgia Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON CO

13D

CUSIP No. 16945L107	Page 6 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Co-Investors (MHE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,638,820 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,638,820 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,638,820 shares of Ordinary Shares (See Items 2, 3, 4 and 5)3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52% (See Item 5)2
14		TYPE OF REPORTING PERSON PN

3
The Reporting Person beneficially owns 636,031 of the Issuer’s ADSs, representing 1,908,093 underlying Ordinary Shares, and 1 Ordinary Share.  As further described in Items 2 and 4, the Reporting Person may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the Founder Parties, the Existing Shareholders and the Additional Consortium Members.

13D

CUSIP No. 16945L107	Page 7 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management (MHE), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,638,820 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,638,820 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,638,820 shares of Ordinary Shares (See Items 2, 3, 4 and 5)3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 8 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AP Georgia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,592,868 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,592,868 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,592,868 shares of Ordinary Shares (See Items 2, 3, 4 and 5)4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2% (See Item 5)2
14		TYPE OF REPORTING PERSON PN

4
The Reporting Person beneficially owns 954,047 of the Issuer’s ADSs, representing 2,862,141 underlying Ordinary Shares, and 1 Ordinary Share.  As further described in Items 2 and 4, the Reporting Person may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the Founder Parties, the Existing Shareholders and the Additional Consortium Members.

13D

CUSIP No. 16945L107	Page 9 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AP Georgia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,592,868 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,592,868 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,592,868 shares of Ordinary Shares (See Items 2, 3, 4 and 5)4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 10 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 11 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AIF VII Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 12 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 13 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 14 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 15 of 27

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500,962 shares of Ordinary Shares (See Items 2, 3, 4 and 5)1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6% (See Item 5)2
14		TYPE OF REPORTING PERSON OO

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the SEC on August 23, 2013, as amended by Amendment No. 1 on September 13, 2013, Amendment No. 2 on September 16, 2013, Amendment No. 3 on September 19, 2013, Amendment No. 4 on October 16, 2013 and Amendment No. 5 on December 6, 2013 (the “Schedule 13D”), which relates to the ordinary shares, par value US$0.01 (the “Ordinary Shares”), of ChinaEdu Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.  Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the last two paragraphs of Item 2 with the below paragraphs:

As further described in Item 4 below, MHGE Intermediate and the Additional Consortium Members executed a Deed of Adherence, dated December 5, 2013, in connection with a consortium agreement, dated August 16, 2013 (the “Consortium Agreement”), as amended on December 5, 2013, pursuant to which MHGE Intermediate and the Additional Consortium Members were admitted as consortium members with Mr. Shawn Ding, Ms. Julia Huang, Moral Known Industrial Limited and South Lead Technology Limited (collectively, the “Founder Parties”), the existing shareholders of the Issuer as set forth in the Consortium Agreement (collectively, the “Existing Shareholders”).  The Existing Shareholders hold 6,949,595 Ordinary Shares of the Issuer and 346,000 Ordinary Shares underlying stock options exercisable within 60 days of the date hereof in the aggregate (the “Shares Held by Existing Shareholders”). Weblearning Company Limited and Guo Young (the “Additional Consortium Members”) hold 792,600 Ordinary Shares of the Issuer (the “Shares Held by Additional Consortium Members”).  Ms. Huang directly owns 573,000 Ordinary Shares of the Issuer and indirectly owns 1,943,780 Ordinary Shares underlying stock options and restricted stock units exercisable within 60 days of the date hereof (the “Shares Held by Ms. Huang”), as reported on a Schedule 13D filed by Ms. Huang and her investment vehicle with the SEC on January 3, 2013. Mr. Shawn Ding directly owns 1,040,370 Ordinary Shares of the Issuer and indirectly owns 2,085,380 Ordinary Shares underlying stock options and restricted stock units exercisable within 60 days of the date hereof (the “Shares Held by Mr. Ding”), as reported on a Schedule 13D filed by Mr. Ding and his investment vehicle with the SEC on January 3, 2013.  As a result of the Consortium Agreement, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Founder Parties, the Existing Shareholders and the Additional Consortium Members and (b) beneficially own the 18,500,962 Ordinary Shares of the Issuer.

Due to the relationship of the Reporting Persons described in this Item 2 and the provisions of the Consortium Agreement described in this Item 2 and Item 4, each of the Reporting Persons may be deemed to share with the Founder Parties, the Existing Shareholders, the Additional Consortium Members power to dispose or direct the disposition of 18,500,962 Ordinary Shares, which constitutes approximately 61.6% of the Ordinary Shares.  Each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Founder Parties , the Existing Shareholders, the Additional Consortium Members or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Founder Parties, the Existing Shareholders, the Additional Consortium Members  or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, beneficially owns any Ordinary Shares beneficially owned by the Founder Parties, the Existing Shareholders, the Additional Consortium Members or any other person or is a member of a group with the Founder Parties, the Existing Shareholders, the Additional Consortium Members  or any other person.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

MHGE Intermediate’s acquisition of 3,377,336 of the Ordinary Shares reported in this Schedule 13D was part of an internal reorganization performed by The McGraw-Hill Companies, Inc. in conjunction with that entity’s sale of all of the shares of McGraw-Hill Global Education Holdings, LLC to Management Holdings GP. This latter sale was consummated on March 22, 2013, upon which the Reporting Persons became beneficial owners of the Ordinary Shares reported in this Statement on Schedule 13D. On December 13, 2004 for cash consideration of $5,000,000, The McGraw-Hill Companies, Inc. acquired securities of the Issuer that were convertible into the Ordinary Shares. None of the proceeds used to purchase the Ordinary Shares were provided through borrowing of any nature.

The source of funding for MHGE Intermediate’s acquisition of the 464,300 ADSs, representing 1,392,900 Ordinary Shares, reported in this Schedule 13D was MHGE Intermediate’s cash on hand.  None of the proceeds used to purchase the ADSs were provided through borrowing of any nature.

 The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3. The Reporting Persons may be deemed to beneficially own the Shares Held by Ms. Huang, the Shares Held by Mr. Ding, the Shares Held by Existing Shareholders and the Shares Held by the Additional Consortium Members based on the Consortium Agreement.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Founder Parties Acquisition Proposal

On June 20, 2013, the Issuer announced that it had received a preliminary, non-binding proposal (the “Proposal”) from Mr. Ding and Ms. Huang, to acquire all of the outstanding ordinary shares of the Issuer not currently owned by them, at a proposed price of $2.33 in cash per Ordinary Share, subject to certain conditions.

Consortium Agreement

On December 5, 2013, MHGE Intermediate and the Additional Consortium Members executed a Deed Of Adherence pursuant to which MHGE Intermediate and the Additional Consortium Members were admitted to as consortium members.  Under the Consortium Agreement, MHGE Intermediate, the Founder Parties, the Existing Shareholders and the Additional Consortium Members (collectively, the “Rollover Shareholders”) have agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”). In addition, the Rollover Shareholders have agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American depositary shares (“ADS,” each ADS representing three (3) Ordinary Shares of the Issuer), (ii) shares of the Issuer or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares of the Issuer. Further, MHGE Intermediate, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed to incorporate ChinaEdu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdings”) and cause Holdings to incorporate ChinaEdu Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdings (“Merger Sub”), which will be merged with and into the Issuer upon consummation of the Transaction;

contribute all remaining Ordinary Shares of Issuer and all outstanding restricted share units and share options held by each party to Holdings; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the Proposal; negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, support the Proposal or govern the relationship of the shareholders of Holdings following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer to be implemented at or following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the Surviving Corporation (as defined below) for certain costs and expenses related to the Transaction.  Under the terms of the Consortium Agreement, MHGE Intermediate has the right to withdraw from the consortium between signing and closing of the Merger (as defined below) under certain circumstances. In addition, promptly following the closing, MHGE Intermediate shall have the right to designate one or more directors to the Board of Directors of each of Holdings and the Surviving Corporation (as defined below) as is proportionate to MHGE Intermediate’s equity ownership in Holdings.  The Consortium Agreement may be amended by MHGE Intermediate, the Founder Parties, the Existing Shareholders and the Additional Consortium Members at any time.

In connection with the Transaction, and pursuant to the Consortium Agreement, MHGE Intermediate will roll over 3,377,336 Ordinary Shares and will sell 1,392,900 Ordinary Shares in exchange for the consideration on the same terms offered to the Issuer’s public shareholders at the closing of the Transaction.

Merger Agreement

On December 31, 2013, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Holdings, Merger Sub, providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Holdings (the “Merger”).  At the effective time of the Merger (the “Effective Time”), the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below)), Ordinary Shares or ADSs held in the Issuer’s treasury, and any Ordinary Shares or ADSs held by a stockholder of the Issuer who is entitled to and properly exercises appraisal rights under the Companies Law (as amended) of the Cayman Islands will be converted into the right to receive cash consideration, without interest, equal to $2.33 per Ordinary Share ($7.00 per ADS) (the “Per Ordinary Share/Per ADS Merger Consideration”).

At the effective time of the Merger, each option to purchase Ordinary Shares (each, an “Issuer Option”) granted pursuant to the Company’s 2010 Equity Incentive Plan (the “Plan”) that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share of Holdings (each, a “Holdings Option”). Each Holdings Option shall have an exercise or purchase price equal to the exercise or purchase price of the corresponding Issuer Option. Each Holdings Option shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Issuer Option. At the effective time of the Merger, each restricted stock unit granted pursuant to the Plan (each, an “Issuer RSU”) shall be cancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU shall be subject to the same terms and conditions as each Issuer RSU.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type.  The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary stockholders’ meeting of the Issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the consummation of the Merger. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to adoption of the Merger Agreement.

The consummation of the Merger is subject to customary closing conditions as well as the approval by an affirmative vote of (i) shareholders representing two-thirds or more of the Ordinary Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, and (ii) shareholders (other than the Rollover Shareholders (as defined below)) representing a majority of the outstanding Ordinary Shares (excluding the ordinary shares held by the Rollover Shareholders) present and voting in person or by proxy as a single class at the extraordinary general meeting.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from NASDAQ and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the Surviving Corporation, unless otherwise determined by Holdings prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation. Pursuant to the Consortium Agreement and the Shareholders Agreement (as defined below), promptly following the consummation of the Merger, MHGE Intermediate shall have the right to designate one or more directors to the board of directors of each of Holdings and the Surviving Corporation as is proportionate to MHGE Intermediate’s equity ownership in Holdings.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 31, 2013, Holdings, the Issuer and each of the Rollover Shareholders entered into a voting agreement (the “Voting Agreement”), pursuant to which each Rollover Shareholder agreed to, with respect to the Ordinary Shares (including Ordinary Shares represented by ADSs) listed in the Voting Agreement, (i) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and any related action reasonably required in furtherance thereof,  (ii) vote against any alternative acquisition proposal by a third party, (iii) not enter into at any time prior to the termination of the Voting Agreement, any voting trust agreement or any other contract (other than the Contribution Agreement (as defined below)) and (iv) appoint Holdings and any other designee of Holdings as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote such shares.  The Voting Agreement will terminate immediately upon termination of the Merger Agreement.

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 31, 2013, Holdings and the Rollover Shareholders entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, shortly before the closing date of the Merger (the “Closing Date”), the Rollover Shareholders will contribute all of the Ordinary Shares (except, in the case of MHGE Intermediate, limited to 3,377,336 Shares held by MHGE Intermediate)  held by them to Holdings (such contributed Ordinary Shares, the “Rollover Shares”).   The Rollover Shareholders will receive stock consideration equal to one share of Holdings stock per Rollover Share.

In addition, from the date of the Contribution Agreement until termination thereof, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares (other than the Voting Agreement and the Consortium Agreement), (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Rollover Shareholder from performing any of his, her or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Facility Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 24, 2013, China Merchants Bank (“CMB”) and Holdings entered into USD30,000,000 facility agreement (the “Facility Agreement”), pursuant to which CMB agreed to, subject to certain conditions, arrange for the financing required to complete the Merger.  The Facility Agreement will be used to finance the Per Ordinary Share/Per ADS Merger Consideration and the payment of fees, costs and expenses incurred in connection with the Merger.

Shareholders Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 31, 2013, each of the Rollover Shareholders entered in to a shareholders agreement (the “Shareholders Agreement”).  Pursuant to the terms of the Shareholders Agreement, promptly following the closing of the Merger, MHGE Intermediate will have the right to designate one or more directors to the Board of Directors of each of Holdings and the surviving corporation as is proportionate to MHGE Intermediate’s equity ownership in Holdings. In addition, the Holdings Options and Holdings RSUs will be governed by a plan that will be adopted following the consummation of the Merger (the “Holdings Plan”). The Holdings Plan will contain substantially the same terms, including the number of Holdings Options and Holdings RSUs available for issuance, as those provided under the Plan (as defined in the Merger Agreement) currently in effect.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.

Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Facility Agreement and the Shareholders Agreement set forth above in this Item 4 do not purport to be complete and is qualified in its entirety by reference to the full text of the Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Facility Agreement and the Shareholders Agreement, which has been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7 and Exhibit 8, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 25,673,184 Ordinary Shares issued and outstanding on the date hereof and 4,375,160 Ordinary Shares subject to options and restricted stock units held by the Founder Parties, the Existing Shareholders, MHGE Intermediate and the Additional Consortium Members that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 18,500,962 Ordinary Shares, which constitutes approximately 61.6% of the total outstanding Ordinary Shares.

(c)           None of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of January 3, 2014, by and among the Reporting Persons.

Exhibit 2:
Consortium Agreement, dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders (incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed on December 6, 2013).

Exhibit 3:
First Amendment to Consortium Agreement, dated December 5, 2013, by and among Shawn Ding, Julia Huang, the Existing Shareholders, MHGE Intermediate and the Additional Consortium Members (incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed on December 6, 2013).

Exhibit 4:
Agreement and Plan of Merger, dated December 31, 2013, by and among ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited and ChinaEdu Corporation. (previously filed with the Issuer’s Form 6-K on December 31, 2013).

Exhibit 5:
Voting Agreement, dated December 31, 2013, by and among ChinaEdu Corporation, ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

Exhibit 6:
Contribution Agreement, dated December 31, 2013, by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

Exhibit 7:	USD30,000,000 Facility Agreement (Holdco), dated December 24, 2013.

Exhibit 8:
Shareholders Agreement, dated December 31, 2013 by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  January 3, 2014

MCGRAW-HILL GLOBAL EDUCATION INTERMEDIATE HOLDINGS, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

MHE US HOLDINGS, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

MHE ACQUISITION, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

GEORGIA HOLDINGS, INC.

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

APOLLO CO-INVESTORS (MHE), L.P.

By:	Apollo Management (MHE), LLC its investment manager

	By:	Apollo Management VII, L.P. its member-manager

		By:	AIF VII Management, LLC its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT (MHE), LLC

By:	Apollo Management VII, L.P. its member-manager

	By:	AIF VII Management, LLC its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AP GEORGIA HOLDINGS, L.P.

By:	AP Georgia Holdings GP, LLC its general partner

	By:	Apollo Management VII, L.P. its manager

		By:	AIF VII Management, LLC its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AP GEORGIA HOLDINGS GP, LLC

By:	Apollo Management VII, L.P. its manager

	By:	AIF VII Management, LLC its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APPENDIX A

The following sets forth information with respect to the managers and certain of the executive officers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers, managers and directors, as the case may be, of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.